ISSUER MANAGEMENT

Brock Heasley is the only Director and Officer (CEO) of the Issuer. He has been in this position since October 18, 2018 when the company was originally formed. He is responsible for all of the writing, producing, and directing of the feature film "The Shift."

Brock's current and prior work history is as follows:

Employer: Stellar Lense Productions
Employer's Principal Business: Film and Video Production
Title: Writer/Producer
Dates of Service: January 2019-Present
Responsibilities: Writing, Directing, Producing, Designing, Editing on commercial, non-profit, and creative works, including the creation of a TV show currently in development with Oops Doughnuts Productions.

Employer: Tremendum Pictures
Employer's Principal Business: Film Production
Title: Writer/Producer
Dates of Service: January 2015 – October 2017
Responsibilities: Writing, Directing, Producing, Editing, and Designing on creative works, primarily in film, including the feature films The Gallows and The Gallows: Act II

Employer: Self-Employed
Employer's Principal Business: Freelance Video and Film Production
Title: Freelancer
Dates of Service: August 2014-Present
Responsibilities: Writing, Producing, Directing, Editing, Designing, Illustrating on various projects, including two short films (The Shift and The Two Hundred Fifth), a comic book (The Superfogeys), and a novel (Paper Bag Mask).

PRINCIPAL SECURITY HOLDERS

The following are the owner's who own 20% or more of the outstanding voting securities of the company.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Brock Heasley	1,090,000 Common Units	50%
Erin Heasley	1,090,000 Common Units	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

THE SHIFT is unabashedly a science fiction film. It is also unabashedly a faith-based film. A *theo fiction*. It's something new. Most of all, it is a modern day, sci-fi re-telling of the story of Job.

Job's story is a familiar one to any person of faith, but it's one we rarely see on screen or in fiction. Typically, modern faith-based stories are about a person coming to faith from a place of unbelief. What's striking about Job's story is that he is a person who already has faith and is then seemingly abandoned by God and severely tested. Job's test isn't to change his ways and arrive at a place of faith, it is simply to endure. It's to make the choice, every day, to still believe despite all hardship and evidence to the contrary.

THE SHIFT is a film about choice, in this case the choices made by Kevin Garner, a man whose marriage is struggling and whose employment is in jeopardy. In this moment of crisis, he is approached by the devil, Satan himself, and offered fame, wealth, and happiness in exchange for doing the devil's bidding. Kevin ultimately refuses, but then must live with the consequences of that decision: now, he's on the devil's radar in a whole new way.

All of us, every day, either give into temptation or choose what is right instead. The world is set against us and circumstances fluctuate, but the same choice is always before us: faith in the long haul or self-interest in the short term. In the end, Job proved worthy of God's faith in him. The question is: can Kevin do the same?

This is Kevin's story and the story of THE SHIFT: a Christ-centered story that doesn't preach but simply shows a good, albeit flawed man endure his extraordinary trial of faith as the devil rages against him.
THE SHIFT is not just for the faith-based crowd. Though the faith connections will be there, as a science fiction film and a human story of love and trial, it will be accessible to a number of audiences.

This is not a film designed to preach. As in the short film, characters, ideas, and events will be presented without special commentary, allowing the viewer to have their own experience and decide for themselves what the film is about. Those who do not have faith have already connected with THE SHIFT short film on a completely different level. Some see it as a fable about the importance of communication, others as a humanist parable about the difficulty of existence. Still others just enjoy it for the sci-fi-ness of it all, taking pleasure in the mystery and the speculative nature of its mythology.

Over the last several years, faith-based films have been firmly established as a large and thriving niche market, often breaking into the box office top ten on their week of release. To cite recent examples, *Breakthrough* (starring Chrissy Metz and Topher Grace*)* brought in worldwide ticket sales of over $50,000,000 and *I Can Only Imagine* (starring Dennis Quaid) opened with over $17 million receipts in its first week of release, eventually reaching a total of over $83,000,000. Before that, *Heaven is For Real* (starring Jennifer Garner) scored a domestic total of over $90,000,000 in receipts in 2014. Faith-based films are in a growth period, but they can only keep growing if they continue to offer audiences something new.

Our plan is to seek a theatrical release for THE SHIFT feature film by reaching out to known, successful faith-based film distributors like PureFlix and Mission Pictures International, along with major distributors that are friendly to faith-based films, like Lionsgate and Roadside Attractions. To this end, we have already enlisted the services of industry professionals with decades of experience between them to guide us through the traditional distribution avenues, including Executive Producer Franco Sama, Consulting Producer Straw Weisman, Consulting Casting Director Gary M. Zuckerbrod, and a Sales Consultant. While there is no guarantee of success, we believe there are many different avenues for exhibition that are open to us, both foreign and domestic.

Also, on the creative end, we have already begun to assemble a team that will ensure THE SHIFT is a high-quality production. Dallas Jenkins, the creator of THE CHOSEN, has signed on as an Executive Producer, as have his composers on THE CHOSEN, Matthew S. Nelson and Dan Haseltine. Additionally, Brandon Jones and Joel Erickson, both of whom have worked on some of the biggest blockbusters for Disney and Michael Bay, will be teaming up to handle the sound and sound design duties for THE SHIFT.

A large part of the appeal of THE SHIFT is in the way its marriage of two genres that almost never otherwise meet opens the film up to all kinds of audiences. As both a sci-fi film and a faith-based film, THE SHIFT has a crossover appeal that could help it potentially reach new people and new markets. We are also planning for distribution through VidAngel and/or other streaming platforms after the potential theatrical release. Our intent is to not only utilize traditional channels and methods, but also to explore new opportunities with disruptors in the movie and television space like Angel Studios.

We conducted one previous crowdfunding campaign that concluded September 30, 2020. This previous effort successfully raised over $150,000. Soon thereafter, we were contacted by private investors and those discussions are ongoing. To help us interface with investors and achieve the funds needed, we signed on the aforementioned team of industry professionals. In doing so, the script for the feature film got passed around and it was determined that it is of such quality and potential that it makes more sense to pursue name actors to increase the film's potential in the marketplace (where a film's fortunes rise and fall on the recognizability of its actors). Bringing on actors of that caliber requires a larger budget than was previously thought, and that increase brings us to the attention of various actor and crew unions. In order to operate at the level we believe will be of the right quality and bring the greatest monetary return, we are now seeking a total $6.4 million budget.

This offering is limited in its fund raise to $5 million. We know that every dollar gained puts us in a much stronger position to attract private investment to make up the difference, whatever that may be. For example, were we to raise an $3 million through this new fundraising, we would then need to raise another $3.4 million to successfully fund the film, making the film a much more feasible and likely investment for a number of equity investors that we already are in contact with.

We have set our minimum fundraising goal at $500,000. We feel strongly, based on the experience of the independent film producers we have brought on board specifically for interfacing with investors and managing our financing, that even with that minimum raise we will be in an excellent position to get the rest of the funds needed to complete our budget. However, should we raise the full $5 million we hope for, we would immediately enter pre-production and go out to name actors and would at that point have every reasonable expectation of raising the budget remainder with private investors in short order.

In addition, we will be seeking tax credits and have established a relationship with the Mayor's Office of the city in which we will be shooting to offset costs. We have no debt currently and it is our goal to keep it that way.

At the time of this offering, the hope is to begin production in Fall 2021. Films are typically released 12-18 months after the start of production, but it should be noted that these are estimates only and actual shoot and release dates may vary depending on a variety of factors, including actor availability and market conditions.

THE SHIFT is a chance to put something good into the world. It's a chance to share a thought-provoking and challenging story of faith and struggle that can inspire and be appreciated by anyone.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

1. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Because there is no operating history of this production company, there is no knowledge if the production will be able to be successfully completed within the stated budget.

(2) It is possible that Covid 19 or any other number of unexpected situations may arise that prevent the completion of the production of the movie based on state or federal laws or the realities of the situation.

(3) Because investors will hold non-voting securities of the issuer, you will not have a say in how the company operates. Instead, the company will be managed by its managers and officers, and their decisions may prove to be poor decisions for the financial well-being of the company.

(4) Even if we are able to distribute the movie, it could receive unfavorable reviews and never gain enough traction in the marketplace to become profitable.

(5) As a faith-based, niche film, the potential market is smaller than your average blockbuster

(6) We desire to obtain a theatrical release, among its other methods of distributions, but we cannot guarantee that we can get this for The Shift

(7) The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, etc.

(8) Audience tastes change and evolve, thus even if The Shift starts out with good publicity, there is no guarantee that viewership would remain high enough to create a profit for the investors

(9) Competition for The Shift at the time of release cannot be known, nor its effects on the outcome of viewership to The Shift at the time of release

OWNERSHIP AND CAPITAL STRUCTURE

The Company consists of two classes of interest, Common Units and Class A Preferred Units.

The Class A Preferred Units include a preferred return of the full 120% of the investor's investment before the common unit holders receive any profit payment. They do not have any voting rights in the company.

Because the Preferred Unit holders do not have a voting right, the Common Unit holders have control over the operations of the business and how to compensate talent and service providers and also if they issue any other class of interest or raise funds in any other manner to complete the film budget.

The Company values its units using an industry standard of issuing approximately 50% of the interest in a project to the investors for whatever amount of money is required for the budget.

Class A Preferred Units cannot be transferred within a year of purchase, except subject to certain exemptions, and the units are also restricted by the Operating Agreement for the Company to have a first right of refusal and to approve any transfers.

The following are the exceptions allowed by the rules:
> (1) to the issuer;
> (2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Cap Table as of 12.31.2020

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	2,180,000	2,180,000	Yes	
Preferred Units	2,180,000	152,848	No	Preferred return of 120% before distributions to Common Unit holders

COMPANY FINANCIAL CONDITION

As described in the form filing of this Form C-AR, the company has no debts.

We have previously engaged in one Reg CF offering and sold $152,848 worth of Class A Preferred Units of the company (152,848 units). This offering was completed in October of 2020.

REGULATION CF COMPLIANCE

This form was supposed to be filed prior to April 30, 2021. Before that time, we engaged in a new Reg CF offering and disclosed all of this data in the Form C, but believe that this filing should still be made to exist on the Form C-AR format.